December 2, 2008

To:	Division of Corporation Finance
Securities and Exchange Commission

From:	Vertical Computer Systems, Inc. (the “Company”)

Re:	Vertical Computer Systems, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Filed April 22, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 19, 2008
File No. 000-28685

We respectfully request an extension of an additional 10 business days to complete the Company’s responses to the Commission’s Comment Letter dated November 14, 2008. We telephoned the Division of Corporation Finance on November 26, 2008 to make such a request and received verbal approval. The granting of our request would make our responses to the Commission’s Comment Letter due on or before December 16, 2008.

Sincerely,

By:	/s/ David Braun
Name:	David Braun
Title:	Chief Financial Officer
Company:	Vertical Computer Systems, Inc.

http://www.vcsy.com	101 W. Renner Road, Suite 300▪ Richardson, TX 75082
Email: corporate@vcsy.com	Tel: (817) 348-8717 ▪ Fax: (512) 692-1836